TSX, NYSE – HBM
2016 No. 20

Hudbay Announces Pricing for US$1.0 Billion Aggregate Principal Amount of Senior Notes

Toronto, Ontario, December 1, 2016 – HudBay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE:HBM) today announced that it has priced its previously announced offering of US$1.0 billion aggregate principal amount of senior notes, which will be issued in two series: (i) a series of 7.250% senior notes due 2023 in an aggregate principal amount of US$400 million (the “2023 Notes”) and (ii) a series of 7.625% senior notes due 2025 in an aggregate principal amount of US$600 million (together with the 2023 Notes, the “New Notes”). The New Notes will be issued at 100% of their principal amount, providing the company with gross proceeds of US$1.0 billion. The offering is expected to close on December 12, 2016, subject to customary closing conditions. Hudbay plans to use the net proceeds from the offering (i) to fund the company’s previously announced offer to purchase for cash (the “Tender Offer”) any and all of its outstanding US$920 million aggregate principal amount of 9.500% senior notes due 2020 (the “Existing Notes”), (ii) to fund the redemption or satisfaction and discharge of any Existing Notes that remain outstanding following consummation of the Tender Offer and (iii) for general corporate purposes.

The New Notes will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction and will not be qualified by a prospectus in Canada. Unless they are registered or qualified by a prospectus, the New Notes may be offered only in transactions that are exempt from registration under the Securities Act, prospectus qualification under Canadian securities laws or the securities laws of any other jurisdiction. In the United States, the New Notes will be offered, and sold, only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) and outside the United States to non-U.S. persons in compliance with Regulation S under the Securities Act.

This press release is neither an offer to sell nor the solicitation of an offer to buy the New Notes, the Existing Notes or any other securities and shall not constitute an offer to sell or solicitation of an offer to buy, or a sale of, the New Notes, the Existing Notes or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful.

TSX, NYSE – HBM
2016 No. 20

Forward-Looking Information

This press release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes information that relates to, among other things, Hudbay’s objectives, strategies, and intentions, including its intention to complete the proposed notes offering and the proposed tender offer and its expectations as to the use of proceeds from the proposed notes offering. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of Hudbay’s projects (including risks associated with community protests and trespassers at Hudbay’s Constancia mine in Peru and risks associated with the economics and permitting of the Rosemont project and related legal challenges), risks related to maturing nature of the 777 mine and its impact on the related Flin Flon metallurgical complex, risks related to political or social unrest or change, risks in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, dependence on key personnel and employee and union relations, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, planned infrastructure improvements in Peru not being completed on schedule or as planned, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of Hudbay’s reserves, volatile financial markets that may affect Hudbay’s ability to obtain additional financing on acceptable terms, the permitting and development of the Rosemont project not occurring as planned, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company’s ability to comply with its pension and other post-retirement obligations, Hudbay’s ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in the company’s most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this press release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

TSX, NYSE – HBM
2016 No. 20

About Hudbay

Hudbay (TSX: HBM) (NYSE: HBM) is an integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, the company is focused on the discovery, production and marketing of base and precious metals. Through its subsidiaries, Hudbay owns four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and a copper project in Arizona (United States). The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Hudbay also has warrants listed under the symbol "HBM.WT" on the Toronto Stock Exchange and "HBM/WS" on the New York Stock Exchange.

For further information, please contact:

Candace Brûlé
Director, Investor Relations
(416) 814-4387
candace.brule@hudbay.com